Exhibit 99.1

FORM 077-T

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892 Telephone: 972-3-694-8000

Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To: Security Exchange Commission www.isa.gov.il	To: Tel Aviv Security Stock Exchange Ltd. www.tase.co.il

Immediate Report regarding Changes in Holdings of Interested Parties, Officers, and Directors

Regulation 33(c) of the Securities Regulations (Immediate and Periodic Reports) 1970

As of September 30, 2012:

A. Interested Parties in the Company (as well as the President and Directors of the Company).

		Name, Type and	Updated			Percent Held
Holder		Series of the	Amount of	Percent Held		(fully diluted)
No.	Holder Name	Security	Securities	% Capital	%Voting	% Capital	%Voting
1	Gazit-Globe Ltd.	Ordinary Shares	1,046,993
2	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Ordinary Shares	92,915,570.98	56.30	56.30	55.86	55.86
3	Gazit-Globe Holdings (1992) Ltd.	Series B Debentures	172,729,664
4	Chaim Katzman	Ordinary Shares	200,949	0.12	0.12	0.12	0.12
5	Dor J.Segal	Ordinary Shares	900,000	0.55	0.55	0.54	0.54
6	Haim Ben-Dor	Ordinary Shares	74,993	0.05	0.05	0.06	0.06

7	Haim Ben-Dor	Unregistered Options	22,900
8	Haim Ben-Dor	Series C Debentures	699,370.40
9	Haim Ben-Dor	Series F Debentures	2,358,346
10	Arie Mientkavich	Ordinary Shares	37,520	0.02	0.02	0.14	0.14
11	Arie Mientkavich	Unregistered Options	0
12	Arie Mientkavich	Unregistered Options	200,000
13	Shaiy Pilpel	Unregistered Options	24,000			0.01	0.01
14	Yair Orgler	Unregistered Options	12,400			0.01	0.01
15	Yair Orgler	Series C Debentures	80,000
16	Yair Orgler	Series D Debentures	300,000
17	Yair Orgler	Series F Debentures	176,720
18	Yair Orgler	Series I Debentures	80,000
19	Noga Knaz	Ordinary Shares	1,268	0.00	0.00	0.01	0.01
20	Noga Knaz	Unregistered Options	15,900
21	Aharon Soffer	Ordinary Shares	20,000	0.01	0.01	0.24	0.24
22	Aharon Soffer	Unregistered Options	380,000
23	Aharon Soffer	Phantom Options	0
24	Aharon Soffer	Phantom Options	0

B. Officers in the Company (other than the President)

		Name, Type and	Updated			Percent Held
Holder		Series of the	Amount of	Percent Held		(Fully Diluted)
No.	Holder Name	Security	Securities	% Capital	%Voting	% Capital	%Voting
25	Gadi Cunia	Unregistered Options	75,000			0.05	0.05
26	Varda Zuntz	Ordinary Shares	106,037	0.06	0.06	0.12	0.12
27	Varda Zuntz	Unregistered Options	100,000
28	Eran Ballan	Ordinary Shares	632	0.00	0.00	0.08	0.08
29	Eran Ballan	Unregistered Options	130,000
30	Rami Vaisenberger	Unregistered Options	50,000			0.03	0.03

Changes in holdings during July of 2012

Name of the Holder: Arie Mientkavich

Holder Number: 11 (Unregistered Options)

Type of Holder: Director

ID Number: 000129320

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260470

Balance held by Holder at the end of the previous month (prior report): 16,000

Change in the number of securities: -16,000

Name of the Holder: Arie Mientkavich

Holder Number: 12 (Unregistered Options)

Type of Holder: Director

ID Number: 000129320

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260504

Balance held by Holder at the end of the previous month (prior report): 400,000

Change in the number of securities: -200,000

Name of the Holder: Yair Orgler

Holder Number: 14 (Unregistered Options)

Type of Holder: Director

ID Number: 001210541

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260157

Balance held by Holder at the end of the previous month (prior report): 20,100

Change in the number of securities: -7,700

Name of the Holder: Aharon Soffer

Holder Number: 22 (Unregistered Options)

Type of Holder: President

ID Number: 027943042

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260520

Balance held by Holder at the end of the previous month (prior report): 760,000

Change in the number of securities: -380,000

Name of the Holder: Aharon Soffer

Holder Number: 23 (Phantom Options)

Type of Holder: President

ID Number: 027943042

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 0

Balance held by Holder at the end of the previous month (prior report): 24,800

Change in the number of securities: -24,800

Name of the Holder: Aharon Soffer

Holder Number: 24 (Phantom Options)

Type of Holder: President

ID Number: 027943042

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 0

Balance held by Holder at the end of the previous month (prior report): 21,700

Change in the number of securities: -21,700

Name of the Holder: Gadi Cunia

Holder Number: 25 (Unregistered Option)

Type of Holder: EVP and CFO

Registration Number: 024673261

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260538

Balance held by Holder at the end of the previous month (prior report): 100,000

Change in the number of securities: -25,000

Comments

1. As of the date of this report, according to the law, the controlling holder of the Company is:

Norstar Holdings Inc., which is controlled by Mr. Chaim Katzman

Mr. Chaim Katzman’s identity number in Israel is 030593859

Has the control of the Company been transferred during the period covered by this report? No.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.